EXHIBIT 12.1

FORM 10-Q

PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS (1)

(Millions of Dollars)

	Six Months Ended June 30
	2005		2004

FIXED CHARGES
Interest expense	$43.1		$31.5
Portion of rentals deemed interest	.7		.7

TOTAL FIXED CHARGES	$43.8		$32.2

EARNINGS
Income before income taxes	$58.4		$52.4
Fixed charges	43.8		32.2

EARNINGS AS DEFINED	$102.2		$84.6

RATIO OF EARNINGS TO FIXED CHARGES	2.33	X	2.63	X

(1) The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR as shown in Exhibit 12.2.